Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent professional financial adviser who, if you are resident or taking advice in Ireland, is duly authorised under the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) or the Investment Intermediaries Act 1995 (as amended), or, if you are resident or taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 of the United Kingdom, or, if you are not so resident and are not taking advice in Ireland or the United Kingdom, another appropriately authorised independent professional adviser.

EXPLANATION FOR OPTIONHOLDERS AND EQUITY AWARD HOLDERS UNDER THE

COVIDIEN STOCK AND INCENTIVE PLAN

in connection with the

PROPOSED ACQUISITION OF

COVIDIEN PUBLIC LIMITED COMPANY

BY

MEDTRONIC, INC.

TO FORM

MEDTRONIC HOLDINGS LIMITED

(to be re-registered as MEDTRONIC PUBLIC LIMITED COMPANY)

The Perella Weinberg Partners LP (“Perella Weinberg”) and Goldman Sachs & Co. (“Goldman Sachs”) opinions which are annexed to the Joint Proxy Statement/Prospectus do not constitute recommendations as to how equity award holders may decide to act with respect to the equity awards held by them nor do they express an opinion as to what the value of New Medtronic shares will be when issued or the price at which New Medtronic shares will trade at any time.

The directors of Medtronic accept responsibility for the information contained in this letter other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts, and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this letter relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts, and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg, which is a registered broker dealer with the Securities and Exchange Commission (the “SEC”), is acting as financial adviser to Medtronic and New Medtronic and no one else in connection with the Acquisition and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg or for providing advice in relation to the Acquisition, the contents of this letter, or any transaction or arrangement referred to herein. Neither Perella Weinberg nor any of its affiliates owes or accepts any duty, liability, or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute, or otherwise) to any person who is not a client of Perella Weinberg in connection with this letter, any statement contained herein, or otherwise.

Goldman Sachs is acting as financial adviser to Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Transaction, the contents of this announcement or any transaction or arrangement referred to herein. Goldman Sachs accepts no duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs in connection with this announcement, any statement contained herein or otherwise.

JOINT LETTER FROM COVIDIEN PLC AND MEDTRONIC, INC.

Covidien plc	Medtronic, Inc.
Registered office:	Principal executive office:
20 On Hatch	710 Medtronic Parkway
Lower Hatch Street	Minneapolis, MN 55432
Dublin 2	United States
Ireland
Registered number: 466385

November 20, 2014

To:	The holders of equity awards granted under the Covidien Stock and Incentive Plan (the “Scheme”)

Re:	Treatment of equity awards in respect of Covidien ordinary shares in connection with the proposed acquisition of Covidien plc (“Covidien”) by Medtronic, Inc. (“Medtronic”) to form Medtronic Holdings Limited (“New Medtronic”) (the “Acquisition”)

Dear Covidien Equity Award Holder,

1.	Introduction

1.1	As you are aware, on 15 June 2014, we announced the Acquisition, the terms of which are governed by a transaction agreement entered into among Medtronic, Covidien, and certain other parties (the “Transaction Agreement”). One of the matters addressed by the Transaction Agreement is the treatment of outstanding options to purchase Covidien ordinary shares (“Covidien Options”) and other share awards denominated in Covidien ordinary shares (“Covidien Share Awards”). The purpose of this letter is to give you information regarding how the Acquisition will affect your Covidien Options and Covidien Share Awards.

1.2	You should already have received, for your information, a copy of the joint proxy statement/prospectus prepared by New Medtronic, Medtronic, and Covidien containing important information about the Acquisition. If you have not already received a copy, a copy is available from www.globaltechleader.com, www.covidien.com and www.medtronic.com.

2.	Treatment of your Covidien Options

2.1	Under the terms of the Transaction Agreement, upon the completion of the Acquisition, your existing Covidien Options, to the extent then still outstanding, will be automatically converted into options to purchase a number of New Medtronic ordinary shares (“New Medtronic Options”).

2.2	The number of New Medtronic ordinary shares over which you will have an option will be determined by multiplying (a) the number of Covidien ordinary shares subject to the Covidien Option immediately prior to the completion of the Acquisition by (b) the sum of (i) 0.956 plus (ii) the quotient obtained by dividing $35.19 by the volume weighted average price of Medtronic common stock over a 10-trading day period that ends on the second to last trading day prior to the completion date of the Acquisition (the “Equity Award Conversion Ratio”), rounded down to the nearest share.

2.3	The per share exercise price (rounded up to the nearest whole cent) of the New Medtronic Options shall be determined by dividing (a) the per share exercise price of such Covidien Option immediately prior to the completion of the Acquisition by (b) the Equity Award Conversion Ratio. All fractional entitlements with respect to Covidien ordinary shares subject to options will be aggregated and sold in the market with the net proceeds of any such sale distributed pro-rata to such holders.

2.4	Except as described above, the terms and conditions of your New Medtronic Options will be the same as your existing Covidien Options.

2.5	Details of your existing Covidien Options can be located by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As soon as possible after the completion of the Acquisition, you will be sent details of (a) the number of New Medtronic ordinary shares that will be the subject of your New Medtronic Options; and (b) the exercise price of your New Medtronic Option, as it will not be possible to determine this information until the Acquisition has been completed.

3.	Treatment of your Covidien Share Awards

3.1	Under the terms of the Transaction Agreement, upon completion of the Acquisition, each of your Covidien Share Awards that was granted prior to June 15, 2014 and remains outstanding will be cancelled and converted into the right to receive the Acquisition consideration of 0.956 New Medtronic ordinary shares and $35.19 in cash (the “Acquisition Consideration”) in respect of each Covidien ordinary share underlying the Covidien Share Award (including any corresponding dividend equivalent units), less applicable tax withholdings (which will be deducted first from the share portion of such consideration and then from the cash portion). For any performance-based Covidien Share Award (including any corresponding dividend equivalent units), the number of Covidien ordinary shares underlying the Covidien Share Award will be based on actual performance measured over a 60–trading day period that ends on the sixth business day prior to the date on which the effective time of the Acquisition occurs.

3.2	Each Covidien Share Award that you hold that was granted on or after June 15, 2014 and remains outstanding will be converted into a New Medtronic award with respect to a number of New Medtronic ordinary shares (a “New Medtronic Share Award”) having the same terms and conditions as applied to the applicable Covidien Share Award immediately prior to the completion of the Acquisition.

3.3	The number of New Medtronic ordinary shares underlying your New Medtronic Share Award will be determined by multiplying (a) the number of Covidien ordinary shares subject to the Covidien Share Award (including any corresponding dividend equivalent units) immediately prior to the completion of the Acquisition by (b) the Equity Award Conversion Ratio, rounded to the nearest whole share.

3.4	Except as described above, the terms and conditions of your New Medtronic Share Awards will be the same as your existing Covidien Share Awards.

3.5	Details of your existing Covidien Share Awards can be located by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As soon as possible after the completion of the Acquisition, you will be sent details of the number of New Medtronic ordinary shares that will be the subject of your New Medtronic Share Award, as it will not be possible to determine this information until the Acquisition has been completed.

4.	Conversion to take effect automatically and no action is required by you

4.1	You are not required to take any action to ensure that your Covidien Options are converted into New Medtronic Options and your Covidien Share Awards are converted into either Acquisition Consideration or New Medtronic Share Awards, in each case, as described above.

4.2	It should also be noted that in the event that, for whatever reason, the Acquisition is not completed, there will be no change to the rights you currently enjoy under the Scheme and you will continue to hold your Covidien Options and Covidien Share Awards subject to their existing terms and conditions.

5.	Exercise of Covidien / New Medtronic Options

5.1	Prior to the completion of the Acquisition, all vested Covidien Options remain exercisable in the normal manner and once exercised you will be entitled to participate in the Acquisition in respect of the Covidien ordinary shares issued pursuant to the share exercise. If you wish to exercise your vested Covidien Options, please do so by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As an exercise of an option can take several days to process, you should note that if you seek to exercise your vested Covidien Options too close to the completion of the Acquisition, it may not be possible to complete the exercise in time to deliver to you shares in Covidien. If this happens, your vested Covidien Option will be exchanged for a vested New Medtronic Option as described in Section 2 of this letter.

5.2	Should you wish to exercise your New Medtronic Options after the completion of the Acquisition, please do so by accessing your account with UBS Financial Services through its website at www.ubs.com/onesource/cov or by calling 1-877-461-7805 (US). As with your existing Covidien Options, the exercise price for your New Medtronic Options will be payable in US dollars.

5.3	An exercise of your options may be subject to tax and, accordingly, we recommend that you consult your own tax advisors about the tax consequences under the laws of the relevant jurisdiction of any exercise of your options.

5.4	Please note that if you fail to exercise your New Medtronic Options, once acquired, prior to their lapsing date, they will lapse and you will lose the benefit of them.

6.	Recommendation

The directors of Covidien, who have been so advised by Goldman Sachs, consider the treatment of the Covidien Options and Covidien Share Awards described in this letter to be fair and reasonable. In providing financial advice to the directors of Covidien, Goldman Sachs has taken account of the commercial assessments of the directors of Covidien in relation to the Acquisition and the Covidien Options and the Covidien Share Awards.

Yours faithfully,

Charles J. Dockendorff	Gary Ellis
Executive Vice President and	Senior Vice President and
Chief Financial Officer	Chief Financial Officer
On behalf of Covidien plc	on behalf of Medtronic, Inc.